China 3C Group Address: 368 HuShu Nan Road HangZhou City, Zhejiang Province, China 310014 Tel: 086-0571-88381700

March 13, 2009

John Reynolds, Esq. Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	China 3C Group
Form 10-K/A for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended September 30, 2008
Supplemental Response Filed February 22, 2009
File No. 000-28767

Dear Mr. Reynolds:

           Thank you for your comment letter dated February 27, 2009 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-K/A of China 3C Group, a Nevada corporation (the “Company”).  We have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.  Instead of filing an amendment to the Form 10-K, we have included in this response, where required, the additional disclosure that we intend to include in an amendment for the Staff’s review prior to filing the amendment.

The Company’s responses to the Staff’s comments set forth in the Comment Letter are as follows:

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 9A(T) - Controls and Procedures, page 29

1.
We note that your response to our prior comment four indicates that you continue to believe that your disclosure controls and procedures and internal control over financial reporting were effective at December 31, 2007. We also note that your analysis focused on changes to the “face of your financial statements” and did not specifically address your financial statements and Exchange Act filing as a whole. Please tell us how you considered the following in your analysis of the effectiveness of your disclosure controls and procedures and internal control over financial reporting :

•	Your revisions to provide disclosures required by US GAAP (i.e. SFAS 123(R), SFAS 131, and SFAS 141)

•	Your revisions to provide disclosures required by securities laws (i.e. Item 302 of Regulation S-K and Rule 12-09 of Regulation S-X).

Tia Jenkins, Esq.
Securities and Exchange Commission
March 13, 2009

•
Your responses to our comments related to segment reporting have changed several times throughout the process (i.e. first you did not have reportable segments, then you had four reportable segments, then you only had one reportable segment and now you are back to having four reportable segments).

Please note that effective disclosure controls and procedures ensure that required disclosures are provided in Exchange Act reports and effective internal control over financial reporting results in financial statements that are in accordance with US GAAP. As your annual report did not include required disclosures, including some that are required by US GAAP, please tell us how your disclosure controls and procedures and internal control over financial reporting were effective at December 31, 2007. In connection with your response, please address how you considered SEC Releases 33-8809 and 33-8829. Alternatively, you may amend to revise your conclusions on the effectiveness of your disclosure controls and procedures and internal control over financial reporting and to disclose your plan to remedy the related deficiencies.

Response to Comment 1:

Management believes that the disclosure controls and procedures and internal control over financial reporting are still effective despite the revisions and restatement. Management believes that all the changes and revisions made to the Annual Report on Form 10-K didn’t cause any material misstatements of the financial statements. Nor did the revision of disclosures cause a reasonable person to conclude that the financial statements should not be relied on to make an investment decision.

We understand that our segment reporting has changed from four segments to one segment, and then changed back to four segments. When we responded to the SEC comment and stated that the company had one segment, our CFO was ill and he wasn’t able to oversee the SEC response process and we were unable to find a replacement for him immediately. At that time, one of our directors, who did not serve on the audit committee, but who had financial background and expertise and who oversaw our investor relations, replied to SEC comments based on his judgment and stated that the Company had one reporting segment. His judgment was based on the theory that “A segment is generally defined as any grouping of products and services comprising a significant industry, which is one representing 10% or more of total revenues, assets, or income.” It is a fact that all of our subsidiaries are in the same industry – the resale of consumer electronics.

When the new CFO took position, we changed that reporting segments to 4 immediately. We took this action to correct the previous statement made by the said director.

We acknowledge that the omission of segment reporting disclosure, revision of supplemental financial information as well as revised disclosures regarding SFAS14 and SFAS123(R) was a control deficiency. However, these disclosures didn’t adversely affect the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with US GAAP. In addition, a material misstatement of the financial statements was also unlikely because the aforementioned disclosures didn’t affect any line item of the financial statements.

Tia Jenkins, Esq.
Securities and Exchange Commission
March 13, 2009

We believe the negative effect of the aforementioned disclosures is inconsequential. And we believe the internal control over financial reporting are still effective.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, F-12

2.
We note your response to our prior comment five which requested additional disclosure regarding your policy for return rights granted to wholesale distributors. However, it appears that your response addresses product returns from individual retail customers. As such, our prior comment will be reissued. Please revise your accounting policy to explain the return rights granted to your wholesale distributor customers (i.e. sales from you to your wholesale distributors as described in item (ii) on F-12). As applicable, please explain how you assess returns of products, levels of inventory in the distribution channel, product obsolescence, and expected introductions of new products that may result in larger than expected returns of current products. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer’s ordinary course of business inventory level.

Response to Comment 2:

The disclosure on our revenue recognition policy will be replaced in its entirety with the following:

“Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB) 104. Revenue is generated from sales of 3C products through two main revenue streams:

i)           Approximately 65% of the Company's revenue comes from sales to individual customers at outlets installed inside department stores etc. (i.e. shops in shop model) and is mainly achieved through two broad categories:

           a)           By way of sales of purchase contracts, agreeing payment be made 30 days from receipt of goods i.e. the Company will deliver goods to places designated by the customers and at the time of receipt of goods by the customers is confirmed, ownership and all risks associated to the goods are transferred to the customers, settlement will be made within 30 days; and

Tia Jenkins, Esq.
Securities and Exchange Commission
March 13, 2009

           b)           By way of joint control over inventory, revenue is recognized at the point of sales to end buyers at when ownership and all risks associated to the good are transferred to the end buyers through the company's sales people working at the outlets belonging to the customers.

Under this method, goods are delivered to the outlets designated by the customers as inventory in the outlets and the Company's sales people look after the inventory and goods from the inventory are sold to end buyers who visit the outlets, on a point of sales basis.

Over 80% of the Company's retail business is achieved through this method; and

ii)           Approximately 35% of the Company's revenue comes from wholesales. Recognition of income in wholesales is based on the terms of the contracts. In the year 2007, the main contracts terms on wholesales agreed that payments be paid 10 days after receipt of goods and that ownership and all risks associated with the goods are transferred to the customers on the date of goods received and payments will be made 10 days therefrom.

Sales revenue is therefore recognized on the following basis:

A)           Shop in shop model:

           1)           For goods sold under sales and purchase contracts, revenue is recognized when goods are received by customers;

           2)           For good at customers outlets to which the Company's sales people operate, and inventory of goods is under joint control by the customers and the Company, revenue is recognized at point of sales to end buyer.

During public holidays or department store celebration periods, we provide certain sales incentives to retail customers to increase sales, such as gift giving and price reductions.  These are only temporary incentives during these periods. Sales made to our retail customers as a result of incentives are minimal and immaterial as a percentage of total sales revenue.

B)           Wholesales

Revenue is recognized at the date of goods received by wholesale customers.  We operate our wholesale business by selling large volume orders to second-tier distributors and large department stores.  Revenues from wholesales are recognized as net sales after confirmation with distributors. Net sales already take into account revenue dilution as they exclude inventory credit, discount for early payment, product obsolescence and return of products and other allowances. Net sales also takes into account the return of products in accordance with relevant laws and regulations in China.

Tia Jenkins, Esq.
Securities and Exchange Commission
March 13, 2009

Return policies. Our return policy for goods strictly complies with the laws and regulations in China on consumers rights and product quality requirements. In accordance with China law, consumers can return or exchange used products within seven days only if the goods do not meet safety and health requirements, endanger a person’s property, or do not meet the advertised performance.  If the conditions and requirements as set out in the relevant laws and regulations are met, the retail stores are entitled to accept a return of the goods from the consumer.  In such cases, the Company shall accept the returns unconditionally.  Goods that are returned will be sent back to the production factory or supplier, who shall bear all losses on the returns in accordance with PRC laws and regulations.  Consumer returns or exchanges of products that have not been used, where the packaging has not been damaged, are honored if such return or exchange is within seven days.  If a consumer returns a product, the Company must refund the invoice price to the consumer. The Company will then be responsible for returning the goods to the production factory or supplier.  At that time the Company can recover the price based on the purchase and sale contract with the producer or supplier.  However, when goods are returned, the Company loses the gross margin that it records when revenue is recognized, regardless of whether the production factory or supplier takes the product back or not.

The return rights granted to wholesale customers are similar to the rights granted to consumers. Once wholesale customers purchase the products, they follow the same return policy as retail customers. We do not honor any return from wholesale customers other than if the products don’t meet laws and regulations or quality requirements. If the wholesale customers have a high inventory level or product obsolescence caused by lower market demands or other operational issues, the wholesale customers bear their own losses. We don’t honor such returns. When a wholesale customer returns products, the Company will return the products back to the suppliers or manufacturers. A sales return and allowance is recorded at the sales price. Meanwhile, a purchase return and allowance entry is recorded at the invoice price because the suppliers or manufacturers bear the losses. The net effect is that the Company derecognizes the gross profit when a return takes place, but does not record any loss on the cost of the returned item back to the supplier or manufacturer.

In light of the aforesaid PRC laws and regulations and the Company's stated return policies, we do not provide an accrual for any estimated losses on the return of products.  As a result we do not engage in assessing levels of inventory in the distribution channel, product obsolescence and/or introductions of new products, as none of those factors have any impact on us with respect to estimating losses on returns.  Third party market research report and consumer demand study is not used to make estimate of goods returned.”

Form 10-Q for the Quarter Ended September 30, 2008

Liquidity and Capital Resources, page 20

Tia Jenkins, Esq.
Securities and Exchange Commission
March 13, 2009

3.
We note that your response to our prior comment 10 indicates that you have begun to provide your customers with extended repayment terms. Please revise to provide more details regarding the extension of repayment terms (i.e. extension term, nature of extensions - all receivables versus client specific, wholesale versus retail, etc.) and disclose whether there is a portion of accounts receivable that you now consider to be long-term (i.e. will not be realized with 12 months). In addition, please disclose how management’s expectations for the collectability of these amounts compares to other accounts receivable, whether you continue to extend credit to customers who require a longer term for payment of outstanding amounts, and how allowing your customers a longer payment period will impact your liquidity position.

Response to Comment 3:

The following disclosure will be included in our amendment to address this comment:

“Since December 31, 2007, our accounts receivable balance increased due to (1) a slow down in accounts receivable turnover, which was partly due to the impact of a slowdown in the global economy, so there has been a general decrease in customers’ ability to make payments quickly; and (2) an overall increase in sales. As accounts receivable increased, it could have had an effect on our bad debt allowances.  However, although such turnover slowed in comparison to prior periods, we took good control of accounts receivable by changing the contract terms only for our retail department store customers, where we maintain a store-in-store model, to extend the period for repayment from 15 days to 30 days.  The extension of repayment terms has lead to the increase in accounts receivable, but considering the extension is only for an additional 15 days, we don’t expect these accounts receivables to be  long-term compared to other accounts receivable.  For customers who want to further extend the repayment terms, we will carefully review customers’ credit, percentage of sales and payment history to determine whether we should extend the terms. If there is a high risk that the account receivables become uncollectible, we will not extend the repayment terms.

Collection of debt is based on the terms of legal binding documents. We have not changed our policy on reserving for bad debt, but has found a means to accommodate customers given the financial crisis by extending payment terms.  Since December 31, 2007, the account receivable department has periodically reviewed the allowance for doubtful accounts. The estimate of bad debt allowance is based on the aging of the receivables, the credit history and credit quality of the customers, the term of the contracts as well as the balance outstanding. If an account receivable item is considered highly probable that it is uncollectible, then it will be charged to bad debt immediately in that period. Since then we have not found any abnormal increase in bad debt”

The extension of repayment period will cause liquidity to decrease. It also increases the risk of bad debt. However, extending the repayment period can stimulate sales and lead to higher net income. We will keep monitoring the risk of bad debt and liquidity condition. If the benefit of increased sales and net income is greater than the decreased liquidity, we will continue to use the extended repayment period policy. Otherwise, we will tighten the repayment terms.

Tia Jenkins, Esq.
Securities and Exchange Commission
March 13, 2009

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Please let us know if you have further questions. Thank you.

Very truly yours,

China 3C Group

By:	/s/ Zhenggang Wang
Name: Zhenggang Wang
Title: Chief Executive Officer and Chairman